FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2006

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

May 1, 2006

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

Private placement completed for $747,750

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has completed the first tranche of its previously announced non-brokered private placement of 1,400,000 units at $0.75 per unit.   The first tranche is comprised of 997,000 units, for gross proceeds of $747,750.

Each unit will consist of one common share and one non-transferable share purchase warrant exercisable for a two year period from closing.  Each full warrant will entitle the holder to purchase one additional common share of MAX for $1.00 per share for a two year period from closing.  The shares and any shares acquired on the exercise of warrants will be subject to a hold period expiring on August 28, 2006.   A finder’s fee of $27,877.52 was paid with respect to a portion of this placement.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, precious metals and base metals, with interests in properties in Alaska, Utah, New Mexico and the Northwest Territories of Canada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

May 9, 2006

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

Gold/Zinc Property acquired in Eureka County, Nevada

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) announces that it has entered into an Option Agreement to acquire a 100 % interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust of Reno, Nevada.

The Diamond Peak Property is a historic MK Gold Gold/Base Metal property that was explored during the late 1990’s and is located at the southern end of the prolific Carlin trend which contains numerous gold deposits.  The property comprises 38 claims located 32 miles north of the town or Eureka, Nevada and the Archimedes gold deposit owned by Barrick Gold Corporation.   Strong surface mineralization occurs in a 2 mile long band of intensely clay altered rocks, 200 to 300 feet wide, on the hanging wall side of a major north striking normal fault, called the West Fault.

During the work done by MK in 1999, which included 17 holes and 10,085 feet of drilling, they encountered significant values of gold and base metals that included:

•

5 feet of 0.067 oz/st Au in hole DV 99-4 and 5 feet of 0.062 oz/st Au in hole DV 99-5; and

•

11.6 % of Zinc over 5 feet within 60 feet of surface along the West Fault in the Chainman formation in hole DV 99-15.

Although no extensive intervals of mineralization were encountered the drilling did indicate that more work was needed to find an economic mineralized system. The recommendations by MK Gold were to continue exploration and drill deep (>2,000 foot) diamond drill holes to the Web and Joana formations.

The base metal values were not considered as important and were not part of further considerations.  Current prices of zinc, silver, and lead make this a very important target for further exploration.  There are three intrusives that contain significant base and precious metal signatures along their edges. These have not been drilled and could contain skarn mineralization that may be economic.  Future exploration would include conducting geophysical surveys to better define the intrusive contacts and define drill targets for future work.   The Company is currently in negotiations with a potential joint venture partner for the property with a view to expediting exploration activities.

The terms of the Option Agreement call for the issuance to the Wendt Family Trust of 100,000 shares of the Company and the following rental payments:

Date

Payment Amount

Upon execution of this Agreement

$ 25,000 (U.S.)

First anniversary of Effective Date

$ 35,000 (U.S.)

Second anniversary of Effective Date

$ 45,000 (U.S.)

Each anniversary thereafter

$ 50,000 (U.S.)

These rental payments shall not be credited against the Royalty or the Purchase Price of US$300,000.   If the Option to Purchase the Property is exercised during the term of the rental payments, no further property rental payments will be due.

The Diamond Peak property is subject to a 3% NSR royalty.  Upon full exercise of the Option, the Company will own 100% of the project.

The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for MAX.  This agreement is subject to acceptance for filing by the TSX Venture Exchange.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  There has been no NI 43-101 Geological Report completed on the FMC Claims.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable or accurate.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, precious metals and base metals, with interests in properties in Alaska, Utah, New Mexico and the Northwest Territories of Canada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

May 18, 2006

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

Diamond Peak Gold/Zinc Property in Nevada optioned to Kokanee Placer Ltd.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) announces that it has entered into an Option Agreement with Kokanee Placer Ltd. (Kokanee”) a private B.C. company, whereby Kokanee can earn a 51% interest in MAX’s Diamond Peak property in Eureka County, Nevada.

In order to earn its interest, Kokanee has agreed to pay US$25,000, issue 100,000 shares to MAX and make the following annual payments:

1)

Issue 200,000 shares to MAX on the first anniversary date and pay an additional US$35,000 in either cash or shares, subject to a minimum of 200,000 shares of Kokanee;

2)

Issue 300,000 shares to MAX on the second anniversary date and  pay an additional US$45,000 in either cash or shares, subject to a 300,000 share minimum;

3)

Pay US$100,000 to MAX on the third anniversary date, in either cash or shares, with a 600,000 share minimum; and

4)

issue 1,000,000 shares of Kokanee to MAX on commencing commercial production.

The Option will be for a term of three (3) years and requires work commitments of US$100,000 in the first year, US$300,000 in the second year and $600,000 in the third year.

Kokanee Placer Ltd. is a private exploration company that has been operating since 1987.  Kokanee, through a related company, plans to begin exploration immediately on the Diamond Peak property to conduct the necessary work to satisfy initial listing requirements for the TSX Venture Exchange prior to the end of the year.  The President of Kokanee is Mr. Laurence Stephenson, a professional engineer who has been involved in numerous publicly traded exploration companies, including Spirit Lake Explorations, Golden Chief Resources, Kokanee Explorations, Glencarin Explorations and Consolidated Gold Win Ventures.

The Diamond Peak Property is located at the southern end of the prolific Carlin Trend of Nevada, which contains numerous gold deposits.  The property comprises 38 claims located 32 miles north of the town or Eureka, Nevada and the Archimedes gold deposit owned by Barrick Gold Corporation.   Strong surface mineralization occurs in a 2 mile long band of intensely clay altered rocks, 200 to 300 feet wide, on the hanging wall side of a major north striking normal fault, called the West Fault.

During previous work done by MK Gold in 1999, which included 17 holes and 10,085 feet of drilling, they encountered gold and base metal values that included:

•

5 feet of 0.067 oz/st Au in hole DV 99-4 and 5 feet of 0.062 oz/st Au in hole DV 99-5; and

•

11.6 % of Zinc over 5 feet within 60 feet of surface along the West Fault in the Chainman formation in hole DV 99-15.

The base metal values were not considered as important and were not part of further considerations.  However, current prices of zinc, silver, and lead make this an important target for further exploration.  There are three intrusives that contain significant base and precious metal signatures along their edges that have not been drilled and could contain skarn mineralization that may be economic.  Future exploration would include conducting geophysical surveys to better define the intrusive contacts and define drill targets.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  There has been no NI 43-101 Geological Report completed on the Diamond Peak property.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable or accurate.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, gold, molybdenum and base metals, with interests in properties in Alaska, Utah, Nevada, New Mexico and the Northwest Territories of Canada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

May 29, 2006

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

Private placement completed for an additional $107,250

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has now closed the second and final tranche of its previously announced non-brokered private placement of 1,400,000 units at $0.75 per unit.   This second tranche is comprised of an additional 143,000 units, for gross proceeds of $107,250, bring the final total for this placement to 1,140,000 units.

Each unit will consist of one common share and one non-transferable share purchase warrant exercisable for a two year period from closing.  Each full warrant will entitle the holder to purchase one additional common share of MAX for $1.00 per share for a two year period from closing.  The shares and any shares acquired on the exercise of warrants will be subject to a hold period expiring on September 18, 2006.   There were no finder’s fees paid with respect to this portion of the placement.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, precious metals and base metals, with interests in properties in Alaska, Utah, New Mexico and the Northwest Territories of Canada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date June 1, 2006

By:     /s/ Stuart Rogers

Stuart Rogers

Director